

18010030



RMS

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-69616

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/2017 AND ENDING 06/30/2018
                                   MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Sigma Americas Securities LLC

	OFFICIAL USE ONLY
	FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

125 Park Ave
                         (No. and Street)

New York	NY	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Steve Solano, CEO   212-520-1676

                                              (Area Code -- Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Michael T. Remus CPA

                     (Name – if individual, state last, first, middle name)

PO Box 2555	Hamilton Square	NJ	08690
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)



OATH OR AFFIRMATION

I, Steve Solano _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Sigma Americas Securities LLC _____ , as

of June 30 _____ , 20 18 ____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE NOTED

_____

_____

_____

_____
                                          Signature

CEO
_____
                                          Title

_____
         Notary Public

CELIA AQUINO
Notary Public - State of New York
NO. 01AQ6186151
Qualified in Bronx County
My Commission Expires Apr 28, 2020

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SIGMA AMERICAS SECURITIES LLC

FINANCIAL STATEMENTS AND
SUPPLEMENTARY INFORMATION
(with report of independent auditors)
YEAR ENDED JUNE 30, 2018

SIGMA AMERICAS SECURITIES LLC

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION
YEAR ENDED JUNE 30, 2018

CONTENTS

MICHAEL T. REMUS

Certified Public Accountant

P.O. Box 2555
Hamilton Square, NJ 08690
Tel: 609-540-1751
Fax: 609-570-5526

Report of Independent Registered Public Accounting Firm

To: The Member
Sigma Americas Securities LLC

Opinion on the Financial Statements

I have audited the accompanying statement of financial condition of Sigma Americas Securities LLC as of June 30, 2018, and the related statements of operations, changes in member equity and cash flows for the year then ended, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and the related notes and schedules (collectively referred to as the financial statements). In my opinion, the financial statements present fairly, in all material respects, the financial position of Sigma Americas Securities LLC as of June 30, 2018 and its results of operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Sigma Americas Securities LLC's management. My responsibility is to express an opinion on Sigma Americas Securities LLC's financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and I am required to be independent with respect to Sigma Americas Securities LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Supplemental Information

The Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Identification of Reserve Requirements Under SEC Rule 15c3-3 (*exemption*) and Schedule III, Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 (*exemption*) has been subjected to audit procedures performed in conjunction with the audit of Sigma Americas Securities LLC's financial statements.

The supplemental information is the responsibility of Sigma Americas Securities LLC's management. My audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming my opinion on the supplemental information, I evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In my opinion, the Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Identification of Reserve Requirements Under SEC Rule 15c3-3 (*exemption*) and Schedule III, Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 (*exemption*) is fairly stated, in all material respects, in relation to the financial statements as a whole.

Michael T. Remus

I have served as Sigma Americas Securities LLC's auditor since 2017.

Michael T. Remus, CPA
Hamilton Square, New Jersey
September 27, 2018

SIGMA AMERICAS SECURITIES LLC
STATEMENT OF FINANCIAL CONDITION
June 30, 2018

ASSETS

Current Assets		
Cash	$	63,409
Prepaid Expenses		2,550
Other assets		6,721
Total Assets	$	72,680

LIABILITIES & MEMBER EQUITY

Current Liabilities		
Accounts payable	$	9,500
Total Current Liabilities		9,500
Total Liabilities		9,500
Member Equity		
Member Capital		326,315
Member (deficit)		(263,135)
Total Member Equity		63,180
Total Liabilities & Member Equity	$	72,680

See accompanying notes.

3

SIGMA AMERICAS SECURITIES LLC
STATEMENT OF OPERATIONS
Year Ended June 30, 2018

INCOME:

Other Income:		
Bank interest	$	25
Total Income		25

EXPENSES:

Occupancy costs and office expenses	51,624
Professional fees	53,632
Regulatory expenses	3,347
Insurance expenses	716
Bank charges	90
Business license/permits	676
Depreciation	4,056
	114,141
Net Loss	$ (114,116)

See accompanying notes.

4

SIGMA AMERICAS SECURITIES LLC
STATEMENT OF CHANGES IN MEMBER EQUITY (DEFICIT)
Year Ended June 30, 2018

	Contributed Capital	Distributed Capital	Accumulated (Deficit)	Total Member Equity
Balance at June 30, 2017	$ 240,347	$ (15,656)	$ (149,019)	$ 75,672
Capital contributions	101,624			101,624
Net Loss			(114,116)	(114,116)
Balance at June 30, 2018	341,971	$ (15,656)	$ (263,135)	$ 63,180

See accompanying notes.

5

SIGMA AMERICAS SECURITIES LLC

STATEMENT OF CASH FLOWS

Year Ended June 30, 2018

CASH FLOWS FROM OPERATING ACTIVITIES

Net (Loss)	$	(114,116)
Adjustments to Reconcile Net Income to Net		
Cash Provided By Operating Activities:		
Depreciation		4,056
(Increase) Decrease in Operating Assets:		
Prepaid expenses		894
Increase (Decrease) in Operating Liabilities:		
Accounts payable and accrued expenses		8,342
Net cash used in operating activities		(100,824)
Cash Flows From Investing Activities		-
Cash Flows From Financing Activities		
Capital contributed		101,624
Net cash used in financing activities		101,624
Net increase in cash		800
Cash at Beginning of Year		62,609
Cash at End of Year	$	63,409
Supplemental Cash Flows Disclosures		
Cash paid for income taxes	$	-
Cash paid for interest	$	-

See accompanying notes.

6

1   Organization and Nature of Business

Sigma Americas Securities LLC (the Company) is a registered broker-dealer headquartered in New York City, NY. The Company is registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

The Company is a single member Delaware limited liability company and wholly owned subsidiary of the Sigma Americas LLC (The "Parent Company") which is its sole managing member.

The Companies activities are subject to significant risks and uncertainties, including the risk and uncertainty that planned operations do not materialize as planned.

The Company holds no customer funds or securities and does not participate in the underwriting of Securities. Accordingly, the Company claims exemption from the requirements of Rule 15c3-3 under Section (k)(2)(i) of the rule.

2   Significant Accounting Policies

(a) Basis of Presentation

The financial statements and accompanying notes are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") unless otherwise disclosed.

(b) Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

(c) Statement of Cash Flows

For purposes of the statement of cash flows the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months, that are not held for sale in the ordinary course of business. The company has adopted the indirect method of presenting the statement of cash flows in accordance with current authoritative pronouncements. There were no cash equivalents at June 30, 2018. Cash is held at a major financial institutions and is insured by the Federal Deposit Insurance Corporation.

(d) Equipment

Office equipment is stated at cost less accumulated depreciation. Significant additions or improvements extending asset lives are capitalized; normal maintenance and repair cost are expensed as incurred. Depreciation has been computed using the straight-line method for financial statement reporting purposes.

(e) Income Taxes

The Company, with the consent of its sole member , has elected under the Internal Revenue Code to be taxed as a C Corporation.

The Company's tax returns and the amount of income or loss allocable to the member are subject to examination by federal and state taxing authorities. In the event of an examination of the Company's tax return, the tax liability of the member could be changed if an adjustment in the Company's income or loss is ultimately determined by the taxing authorities.

Certain transactions may be subject to accounting methods for federal and state income tax purposes which differ from the accounting methods used in preparing the financial statements. Accordingly, the net income or loss of the member and the resulting balances in the members' capital account reported for federal and state income tax purposes may differ from the balances reported for those same items in these financial statements.

The Company recognizes and measures its unrecognized tax benefits in accordance with ASC Topic 740, Income Taxes. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of the financial reporting period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

Management has determined that the Company has no uncertain tax positions that would require financial statement recognition at June 30, 2018. This determination will always be subject to ongoing evaluation as facts and circumstances may require. The Company remains subject to U.S. federal and state income tax audits for all years subsequent to 2014.

In addition, no income tax related penalties or interest have been recorded for the year ended June 30, 2018.

(f) Fair Value Hierarchy

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

SIGMA AMERICAS SECURITIES LLC

Notes to Financial Statements

For the Year Ended June 30, 2018

(f) Fair Value Hierarchy - continued

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1. Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

Level 2. Inputs other than quoted prices included in level 1 that are observable for the assets or liability either directly or indirectly.

Level 3. Inputs are unobservable for the assets or liability.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent the valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining the fair value is greatest for instruments categorized in level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

The Company had no assets or liabilities that were measured and recognized at fair value on a non-recurring or recurring basis as of June 30, 2018, and as such, had no assets or liabilities that fell into the levels described above.

For further discussion of fair value, see "Note 6 Fair Value"

(g) Subsequent Events

Management has evaluated events and transactions tat occured between July 1, 2018 and September 27, 2018 which is the date the financial statements were available to be issued, for possible disclosure and recognition in the financial statements.

3   Concentrations of Credit Risk

The financial instruments which potentially subject the Company to concentrations of credit risk are cash and accounts receivable. The Company maintains its cash at one depository bank, which is insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000. As of June 30, 2018, the cash on deposit did not exceed the FDIC-insured limit.

4   Contingencies and Commitments

The Company can be subject to litigation, arbitration settlements, and regulatory assessments which arise in the ordinary course of business as a registered broker-dealer. The Company recognizes a liability and expense for any such matters at the time exposure to loss is more than remote and an amount of the loss is reasonably determinable. In the opinion of management, there are no outstanding matters at June 30, 2018 requiring contingent loss recognition.

Pursuant to Securities and Exchange Commission Rule 15c3-1(e)(2) the Company may not authorize distributions to its members if such distributions cause the Company's net capital to fall below 120% of the Company's minimum net capital requirement. As of June 30, 2018 the Company was not in violation of this requirement.

The Company had no lease or equipment rental commitments (other than as disclosed in Note 4 above), no underwriting commitments, no contingent liabilities, and had not been named as a defendant in any lawsuit at June 30, 2018 or during the year then ended.

5   Member Equity

During the year ended June 30, 2018, the Company's member contributed capital totaling $51,624 in member equity in exchange for operating expenses paid by the parent company. In addition, the Member made a $50,000 cash contribution to capital.

6   Related Party Transactions

The Company's office is co-located with other entities related by common ownership which share limited administrative expenses that are defined, along with the expense allocation methodology to be used, in an expense sharing agreement. Shared expenses paid by the Parent Company and allocated to Company, comprised of various operating expenses, totaled $51,624 for the year ended June 30, 2018.

In addition the parent company made capital contributions in the amount of $101,624 during the year.

7   Fair Value

Cash, receivables (if any), accounts payable and other current liabilities are reflected in the financial statements at carrying value which approximates fair value because of the short-term maturity of these instruments.

8   Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (15c3-1) (the "Rule"), which requires the maintenance of minimum net capital. The Rule prohibits the Company from engaging in securities transactions at any time the Company's net capital, as defined by the Rule, is less than $5,000, or if the ratio of aggregate indebtedness to net capital, both as defined, exceeds 800% (for the first 12 months after commencing business as a broker dealer).

At June 30, 2018, the Company had net allowable capital of $53,909, which is $48,909 in excess of the required net capital of $5,000. The Company's percentage of aggregate indebtedness to net capital is .18% as of June 30, 2018. Prepaid expenses reflected in the accompanying financial statements are not allowable assets for the purpose of computing minimum net capital under the Rule.

The Company's exemption from the reserve requirements of Rule 15c3-3 (Customer Protection Rule) is under the provisions of Paragraph (k)(2)(i), in that the Company does not receive or hold customer funds or securities in the course of providing its services.

Supplementary Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

As of June 30, 2018

MICHAEL T. REMUS

Certified Public Accountant

P.O. Box 2555
Hamilton Square, NJ 08690

Tel: 609-540-1751

Fax: 609-570-5526

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To: The Member
Sigma Americas Securities LLC

I have reviewed management's statements, included in the accompanying Exemption report, in which (1) Sigma Americas Securities LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Sigma Americas Securities LLC claimed an exemption from 17 C.F.R. §240.15c3-3: under—k(2)(i), (the "exemption provisions") and (2) Sigma Americas Securities LLC stated that Sigma Americas Securities LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Sigma Americas Securities LLC management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Sigma Americas Securities LLC compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Michael T. Remus

Michael T. Remus, CPA
Hamilton Square, New Jersey
September 27, 2018

SIGMA AMERICAS SECURITIES LLC

SCHEDULE 1- COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
JUNE 30, 2018

COMPUTATION OF NET CAPITAL

Total ownership equity from Statement of Financial Condition	$ 63,180
Deduct ownership equity not allowable for net capital	--
Total ownership equity qualified for net capital	63,180
Deductions and/or charges:	
Non-allowable assets from Statement of Financial Condition:	
Prepaid assets	2,550
Fixed assets	6,721
Net capital before haircuts on securities positions	53,909
Net capital	$ 53,909

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required	$ 633
Minimum dollar net capital requirement of reporting broker-dealer	$ 5,000
Net capital requirement (greater of above)	$ 5,000
Excess net capital	$ 48,909
Net capital less greater of 10% of aggregate indebtedness or 120% of minimum dollar net capital requirement of reporting broker dealer	$ 47,909

Reconciliation with Company's Computation (included in
   Part II of Form X-17A-5 as of June 30, 2018)
Reconciliation pursuant to Rule 17a-5(d)(4) of the Audited Computations
of Net Capital pursuant to Rule 15c 3-1

Net Capital, as reported in Company's Part II unaudited Focus Report	$ 53,909
Net Capital, per above	53,909
Difference	$ 0

There are no material differences between the net capital reflected in the above computation and the net capital reflected in the Company's amended FOCUS Report as of June 30, 2018.

Sigma Americas SECURITIES LLC

SCHEDULE II COMPUTATION FOR DETERMINATION OF RESERVE
REQUIREMENTS UNDER RULE 15c3-3 (EXEMPTION)

YEAR ENDED June 30, 2018

Pursuant to Rule 17a-5(d) (4) of the audited computations of Net Capital pursuant to Rule 15c
3-1 and computation for Determination of Reserve requirements pursuant to Rule 15c 3-3
submitted by Sigma Americas Securities LLC, in my opinion no material differences exist
which would materially effect the reserve requirements pursuant to Rule 15c 3-3 or its claim
for exemption.

SIGMA AMERICAS SECURITIES LLC

SCHEDULE III INFORMATION RELATING TO POSSESSION OR CONTROL
REQUIREMENTS (EXEMPTION)

PURSUANT TO RULE 15c 3-3 of the Securities and Exchange Commission

As of June 30, 2018

"EXEMPT UNDER 15c3-3(k)(2)(i)

Pursuant to rule 15c 3-3 relating to possession or control requirements, Sigma Americas
Securities LLC has not engaged in the clearing or trading of any securities and did not hold
customer funds or securities during the year ended June 30, 2018 and therefore is claiming
exemption to this schedule pursuant to paragraph (k)(2)(i) of SEC Rule 15c3-3. The firm's
minimum net capital requirement pursuant to paragraph (a)(2)(vi) of SEC Rule 15c3-1 will
be $5,000.

Sigma Americas Securities LLC
125 Park Ave – 25th Floor
New York NY 10017
(212) 520-1676

STATEMENT OF EXEMPTION FROM SEC RULE 15c3-3

Sigma Americas Securities LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.P.R. 5240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.P.R. 5240.17a-5(d)(l) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.P.R. 5240.15c3-3 under the following provisions of 17 C.P.R. 5240.15c3-3(k)(2)(i).

(2) The Company met the identified exemption provisions in 17 C.P.R. §240.15c3-3(k)(2)(i) throughout the most recent fiscal year without exception.

Sigma Americas Securities LLC

I, Steve Solano, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct. By:

_____
Steve Solano

Title: <u>CEO</u>